# Evren Technologies, Inc

# ANNUAL REPORT

404 SW 140th Terrace, Suite 50

Gainesville, FL 32669

(571) 643-9133

https://www.evrenvns.com/

This Annual Report is dated April 29, 2022.

## BUSINESS

Evren Technologies is a C-corp organized under the laws of the state of Delaware that is developing a medical device and software platform for the treatment of Post-traumatic Stress. The Company’s business model consists of selling the Phoenix® for the treatment of PTSD. The FDA recently named the Phoenix a Breakthrough Device, meaning research indicates that it may provide better treatment and outcomes than the current standard of care. The Phoenix will launch after product refinement focused on industrial design and the completion of an FDA pivotal trial. The Phoenix will be sold via two channels initially: 1. Online purchase with proof of prescription and 2. Sales through the VA health system or military hospitals.

Evren Technologies is one of the only medical device companies dedicated to the treatment of PTSD – providing an easy-to-use and effective treatment for a $22.5B market with a 66% unmet medical need.

The Company has a worldwide, exclusive, all fields license from the University of Florida Research Foundation to an issued patent (US 10,426,956 B2, "System and Method for Monitoring and Controlling Nervous System Behavior Using Autonomic Features," dated October 1, 2019). In addition, the Company has a pending PCT application (published 24 December 2020), WO 2020/257367 A1, "Ear Device and Paired Treatments Involving Nerve Stimulation." The Company has a variety of trademarks in varying stages of trademark registration. the Phoenix was registered with the USPTO on Nov. 10, 2020 (Reg. No 6,196,675).

"Stimulating Change" received an International Trademark Registration (No. 1621123) on September 9, 2020), "Evren" and "Rise Above PTSD" both received an international certificate of registration on Sep. 9, 2021.

**Previous Offerings**

Type of security sold: Convertible Note

Final amount sold: $514,900.00

Use of proceeds: Product development & pilot trial

Date: July 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $350,000.00

Use of proceeds: Further product development

Date: July 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $17,600.00

Number of Securities Sold: 1,706,001

Use of proceeds: Startup activities

Date: September 15, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $300.00

Number of Securities Sold: 30,000

Use of proceeds: Startup activities

Date: February 19, 2020

Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2020 and December 31, 2019, should be read in conjunction with our financial statements and the related notes included in this Offering Circular. This section generally discusses 2019 and 2020 items and year-to-year comparisons between 2020 and 2019. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

The Company was incorporated in Delaware in December of 2018, but did not formally start operations until the first quarter of 2019. Accordingly, the first year of operations was 2019. The Covid-19 pandemic has had, and continues to have, a significant impact around the world. Pandemic measures taken by many countries have affected and could in the future materially impact our results of operations and financial condition. The extent of the continuing impact of the pandemic on the Company's operational and financial performance is uncertain and will depend on may factors outside the Company's control. See Risk Factors for more information.

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues:

The Company is a clinical stage company and is focused on research and development. There

are important stages we must successfully pass through before we receive FDA clearance to manufacture and sell our Phoenix PTSD treatment. Therefore, we did not generate product revenues for the years ended December 31, 2020 and 2019 and will not generate any in 2021. The Company has a research product, the Phoenix CR-100, that is expected to launch in 2022, which should generate revenue in 2022. The Phoenix earbud will not be launched until 2023.

Other Income

The Company had no Other Income in 2019. In 2020, the Company recognized $59,549 in Other Income, arising from a Paycheck Protection Program (PPP) loan of $51,549 and a $7,000 grant under the Economic Injury Disaster Loan (EIDL) program. The PPP loan was forgiven during 2021. We expect Other Income to increase in 2021 as a result of a second $30,741 PPP loan (which was also forgiven in 2021) and the successful award and funding of a $256,581 Small Business Innovation Research (SBIR) grant during 2021. We anticipate that other successful applications for SBIR and other intermural funds during 2022 will generate an increase in Other Income in 2022 and subsequent years. We do not anticipate that the Other Income in 2021 or 2022 will be sufficient fully to offset our expected Operating Expenses for those years.

Costs and Expenses:

The Company's operating expenses increased 29% from $338,511 in 2019 to $435,522 in 2020. Operating expenses are classified as Research and Development (R&D) and Selling, General, and Administrative (SG&A). R&D expenses include labor, research and development, clinical, quality, and regulatory. R&D costs increased 91% from $179,857 in 2019 to $343,801 in 2020, driven primarily by increases in headcount-related R&D expenses. SG&A expenses are composed of non-R&D compensation, legal, financing, travel, and other general and administrative expenses. Because there have been no sales of product, SG&A does not include any selling expenses in either 2019 or 2020, and none will be recognized in 2021. General and Administrative expenses decreased 42% from $158,654 in 2019 to $91,722 in 2020. This decrease resulted from the increase in the scale of research and development and the consequent allocation of additional salaries from G&A to R&D. Both R&D and SG&A are expected to increae in 2021 and 2022. With the launch of the Phoenix CR-100 in 2022, we expect sales and marketing expenses to be incurred for the first time in 2022.

Interest expense increased 233% from $12,792 in 2019 to $42,643 in 2020, primarily as a result of the issuance of $90,000 in outstanding promissory notes due to an officer (see Note 13 "Related Party" in the financial statements), the sale of $99,900 of a new convertible note in early 2020, and the fact that a total of $514,900 in convertible notes were outstanding for the entire year of 2020 compared to only a portion of 2019. In addition, the Company obtained an EIDL loan from the SBA in the amount of $150,000 which bears interest at 3.75%. The issuance of an additional $350,000 of convertible notes and an additional $50,000 of promissory notes due to an officer (see Note 13 "Related Party), both in 2021, will likely result in an increase in interest charges in 2021 and 2022. The Company may elect to devote a portion of the proceeds of this Offering to repaying promissory notes (see Use of Proceeds).

Substantially all the interest reported in 2020 or 2019 was non-cash interest accruals, and that is expected to continue in 2021.

The Company's R&D expenses increased 32.2% from $343,801 to $454,351 reflecting an increase in the scale of operations. SG&A increased 107% from $91,722 to $189,444, reflecting increased personnel and a cessation in income deferral by one of the senior officers. Total operating expenses increased 47.8% from $435,522 to $643,795. Interest expense increased 349% from $42,643 to $191,349 resulting from increased principal amounts of total debt and the fact that certain debt was outstanding for the entire year of 2021. Substantially all the interest was non-cash interest.

The Company recognized $552,778 of non-cash other income related to a change in fair value of the derivative component of the Company's convertible notes.

Net Loss:

Net loss before income taxes increased 19% from $351,304 in 2019 to $418,616 in 2020, primarily as a result of an increase in the scale of the Company's operations. Since the end of the period covered by our financial statements, our legal and professional, research and development expenses, marketing, and advertising expenses are expected to increase in connection with this Offering. In addition, our expenses related to wages and payroll taxes have temporarily decreased due to employee voluntarily deferring wages.

Historical results and cash flows:

The Company is currently in clinical development stage and is pre-revenue. Historical cash flows will not be indicative of the revenue and cash flows expected for the future because as Evren executes its business plan toward specific milestone achievements including clinical trials as well as the commercial launch of the Phoenix CR-100, working capital requirements will increase. Past cash flow was generated primarily through sales of equity, issuance of convertible notes, and loans. In 2021, cash flow will be positively impacted by the award of an SBIR grant in the amount of $256,581, and negatively impacted by the continued increase in the scale of operations. Our goal is to generate positive net revenue thorough the sale of the CR-100 device during 2022, the execution of a successful Offering, and the continued targeting of early-stage venture capital institutions and angel groups for additional equity or convertible notes.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $64,269.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Creditor: Small Business Administration (via BBVA Bank, now PNC Bank) EIDL Loan

Amount Owed: $150,000.00

Interest Rate: 3.75%

Maturity Date: June 03, 2050

Secured. Principal payments will be repaid monthly after an 18-month deferral period over the remaining 28 years and six months. The loan may be prepaid without penalty.

Creditor: Weaver H. Gaines

Amount Owed: $140,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2022

The notes are payable upon written demand or at the election of the Holder upon receipt by the Company of a financing in the aggregate amount of $500,000.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Weaver Gaines

Weaver Gaines's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board & CEO

Dates of Service: February 10, 2022 - Present

Responsibilities: Senior executive officer of the Company. Provides leadership and direction of the Board of Directors. Under the supervision of the Board of Directors, Gaines is responsible for developing, directing, and accomplishing the business objectives of the Company. Gaines has an annual salary of $120,000, currently deferred, and equity compensation of 76,012 ISO options at a strike price of $0.209 per share.

Other business experience in the past three years:

Employer: Evren Technologies

Title: Chairman of the Board and CEO

Dates of Service: January 01, 2019 - March 05, 2020

Responsibilities: Oversee and manage the development and execution of the company's business plans and strategy, and responsible for the successful execution thereof.

Other business experience in the past three years:

Employer: Evren Technologies

Title: Executive Chairman of the Board

Dates of Service: March 06, 2020 - February 09, 2022

Responsibilities: Provides leadership and direction to the Board of Directors.

Name: Neil R. Euliano

Neil R. Euliano's current primary role is with Convergent Engineering. Neil R. Euliano currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer (CTO)

Dates of Service: January 01, 2019 - Present

Responsibilities: Responsible for the development and implementation of technology in line with the Company's strategic goals and oversees research and development. Euliano has no fixed or annual salary, but is paid from time to time from grant funds received per the grant budget, and has equity compensation of 1,250 NQSO options with a strike price of $0.19 per share.

Other business experience in the past three years:

Employer: Convergent Engineering

Title: President

Dates of Service: June 01, 2004 - Present

Responsibilities: Head of a biomedical engineering and signal processing R&D company

Other business experience in the past three years:

Employer: eTectRx, Inc.

Title: Senior Science Advisoor

Dates of Service: August 01, 2016 - January 01, 2021

Responsibilities: Provides scientific advice to management.

Name: Joshua Kelly

Joshua Kelly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: December 01, 2021 - Present

Responsibilities: Record notes, minutes, and consent for board meetings. Annual salary is $55,000 per year with 2,500 ISO options.

Position: Associate Product Manager

Dates of Service: August 23, 2021 - Present

Responsibilities: Oversees and manages the Company’s digital health business plans and strategy, and is responsible for the successful execution thereof

Other business experience in the past three years:

Employer: Evren Technologies

Title: Marketing Intern

Dates of Service: August 01, 2019 - December 19, 2019

Responsibilities: General marketing and digital marketing support

Other business experience in the past three years:

Employer: In Field Strategies

Title: Deputy State Director

Dates of Service: August 01, 2020 - November 05, 2020

Responsibilities: Managed a team of out of state canvassers

Other business experience in the past three years:

Employer: Xyston Consulting (FKA Asymetric Solutions)

Title: Consultant

Dates of Service: November 01, 2020 - January 01, 2021

Responsibilities: Consulted on US Senate Special Election.

Name: Kimberly A Ramsey

Kimberly A Ramsey's current primary role is with Bio/Med CXO. Kimberly A Ramsey currently services 3.75 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: September 01, 2021 - Present

Responsibilities: Perform the role of Chief Financial Officer, HR manager, and Risk Officer and to be so identified in Company materials, manage the work of the Company's accountant/bookkeeper as appropriate, review Company's monthly and quarterly interim financial statements, assist with the Company's financial projections, and attend Company board meetings. Prior to becoming a full time employee, Ramsey was a consultant and charged $125 per hour as an independent contractor and had equity compensation of 1,520 NQSO options at a strike price of $0.19 per share. Ms. Ramsey will become an employee in March 2022 at 4 days per week. Her proposed salary will be $120,000 annually.

Other business experience in the past three years:

Employer: Bio/Med CXO

Title: President, CEO, and owner

Dates of Service: January 01, 2019 - Present

Responsibilities: Principal accountant and financial advisor, provides fractional C-level executive services

Other business experience in the past three years:

Employer: Philips North America, LLC

Title: Finance Manager, Senior

Dates of Service: August 24, 2019 - December 31, 2019

Responsibilities: During and after successful buyout of OBMedical Company (of which she was CFO), responsible for managing diligence and transition process.

Name: Stephanie Warrington

Stephanie Warrington's current primary role is with sole proprietorship consulting company

providing consulting services to the life science industry. Stephanie Warrington currently services 3.75 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the board of directors

Dates of Service: March 04, 2019 - Present

Responsibilities: Directors of Delaware corporations do not directly manage the business of the Company, but are ultimately responsible for the management of the corporation which they discharge by appointing and supervising the officers who run the day-to-day operations. Warrington is not paid a salary and has equity compensation of 5,000 NQSO with a strike price of $0.19 per share.

Other business experience in the past three years:

Employer: sole proprietorship consulting company providing consulting services to the life science industry

Title: Principal consultant

Dates of Service: January 01, 2019 - Present

Responsibilities: Principal consultant

Name: Robert V. House

Robert V. House's current primary role is with sole proprietorship consultancy providing consulting services to the life science industry.. Robert V. House currently services 3.75 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of Board of Directors

Dates of Service: April 26, 2021 - Present

Responsibilities: Directors of Delaware corporations do not directly manage the business of the Company, but are ultimately responsible for the management of the corporation which they discharge by appointing and supervising the officers. House is not paid a salary but has equity compensation of 14,455 NQSO options with a strike price of $0.19 per share.

Other business experience in the past three years:

Employer: National Resilience (FKA Ology Bioservices, FKA Nanotherapeutics)

Title: Senior Vice President, Government Contracts

Dates of Service: June 01, 2014 - June 01, 2021

Responsibilities: Responsible for managing and leading the contract management and oversight process of major U.S. Government contracts with various agencies including the DoD, NIH, HHS and other federal entities. This position has broad responsibility over contractual and financial matters on all contracts, while also supporting new business opportunities and corporate growth strategies. Additional responsibilities include direct negotiations for large, complex, national and regional contracts, as well as participating in strategic initiatives related to the federal procurement process in evaluating market conditions, pricing strategies, and partnering approaches.

Other business experience in the past three years:

Employer: sole proprietorship consultancy providing consulting services to the life science industry.

Title: Principal consultant

Dates of Service: June 01, 2021 - Present

Responsibilities: Principal consultant

Other business experience in the past three years:

Employer: Skynet Aerial Services LLC

Title: Co-owner

Dates of Service: May 01, 0007 - Present

Responsibilities: The Company provides aerial photography and videography services via unmanned aircraft (drones) to clients in real estate (residential and commercial), industry and commercial sectors. FAA Remote Pilot Certificate No. 4037946.

Other business experience in the past three years:

Employer: George Mason University

Title: Adjunct Professor

Dates of Service: August 01, 2011 - Present

Responsibilities: Adjunct faculty in the Biodefense Program, Department of Public and International Affairs. Teach graduate-level coursework in biodefense and medical countermeasure development

Name: Richard Ferrari

Richard Ferrari's current primary role is with PQ Bypass, Inc.. Richard Ferrari currently services 3.75 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of Board of Directors

Dates of Service: June 04, 2020 - Present

Responsibilities: Directors of Delaware corporations do not directly manage the business of the Company, but are ultimately responsible for the management of the corporation which they discharge by appointing and supervising the officers who run the day-to-day operations. Ferrari is not paid a salary and has equity compensation of 5,000 NQSO options with a strike price of $0.19 per share.

Other business experience in the past three years:

Employer: De Novo Ventures

Title: Co-Founder

Dates of Service: January 01, 2004 - Present

Responsibilities: Portfolio Management

Other business experience in the past three years:

Employer: PQ Bypass, Inc.

Title: Chairman of the Board and CEO

Dates of Service: January 01, 2018 - Present

Responsibilities: Chairman and CEO

Other business experience in the past three years:

Employer: PQ Bypass, Inc.

Title: Chairman and CEO

Dates of Service: January 01, 2018 - Present

Responsibilities: Chairman and CEO

Name: Suha Jhaveri

Suha Jhaveri's current primary role is with Leyden Labs. Suha Jhaveri currently services 3.75 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors

Dates of Service: May 17, 2019 - Present

Responsibilities: Directors of Delaware corporations do not directly manage the business of the Company, but are ultimately responsible for the management of the corporation which they discharge by appointing and supervising the officers. Jhaveri is not paid a salary and has equity compensation of 5,000 NQSO options with a strike price of $0.19/share.

Other business experience in the past three years:

Employer: Leyden Labs

Title: Chief Commercial Officer and Head of Business Development

Dates of Service: January 11, 2021 - Present

Responsibilities: Set the vision for value-driving business development and M&A, enabling groundbreaking product delivery: guides best-in-class global teams on commercial product development of intranasal medicines to stop viruses before they infect the lungs; leads Leyden’s efforts to establish a secure foundation in support of future fundraising efforts and to increase shareholder value.

Other business experience in the past three years:

Employer: Vir Biotechnology, Inc.

Title: Vice President, Head of Commercial

Dates of Service: January 11, 2017 - January 10, 2021

Responsibilities: Advised the CEO and Board on all aspects of commercial and portfolio decisions including business development, commercial deal structuring, large M&A transactions, and out-licensing activities; counseled the Company on scientific messaging, market development, product pricing, and reimbursement; program team leader on multiple translational assets, including HPV, Malaria, and Rabies.

Other business experience in the past three years:

Employer: Anaveon AG

Title: Advisor

Dates of Service: January 01, 2021 - Present

Responsibilities: Worked with the CEO, leadership team, and board in support of Anaveon's Series B 110M CHF fundraising.

Name: Marcus Elliott

Marcus Elliott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, R&D

Dates of Service: September 24, 2021 - Present

Responsibilities: Responsible for executing on the Company's overall technology vision & strategy, driving development execution, and bringing products to market on time and within budget. The VP, R&D will keep abreast of technology trends, standards, and stakeholders, and work with the other members of the executive team, as well as the marketing team, to further define our product roadmap. He will help develop and sustain a culture of passion, hard-work, and innovation and will help recruit world-class talent. He will also work with the management team to define research grant submissions and, in cooperation with the CMO and Clinical Research Coordinator, if any, to design clinical trials. He will act as a Principal Investigator when needed. His annual salary is $75,000, and he holds options for 19,670 shares at $0.19 per share.

Position: Quality Project Manager / Secretary / Head of R&D

Dates of Service: August 05, 2019 - Present

Responsibilities: Marcus joined the Company 8/5/19 as Quality Project Manager, was appointed Secretary 12/19/19 - 12/1/21, became Head of R&D 10/2020 - 9/23/21.

Other business experience in the past three years:

Employer: Saint-Gobain Phoenix Coating

Title: Engineering Manager

Dates of Service: July 01, 2014 - July 01, 2018

Responsibilities: Quality manager, process engineer, and production manager.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Weaver H. Gaines

Amount and nature of Beneficial ownership: 474,934

Percent of class: 20.9

Title of class: Common Stock

Stockholder Name: Blythe Karow

Amount and nature of Beneficial ownership: 503,416

Percent of class: 22.2

## RELATED PARTY TRANSACTIONS

Name of Entity: Weaver H Gaines

Relationship to Company: Officer

Nature / amount of interest in the transaction: $250,000.00

Material Terms: Series 2019A Convertible Note: Automatic conversion into the securities received upon a Qualified Financing of at least $2 million at a 30% discount; optional conversion (at the election of the Majority Holders) upon an equity financing of less than $2 million into the securities received upon such financing at a 30% discount, optional conversion (at the election of the Majority Holders) at Maturity Date into a new series of preferred stock at a conversion price equal to the quotient resulting from dividing $5 million by the number of fully-diluted outstanding shares of common stock of the Company as of the Maturity Date; if the Company consummates a change of control prior to the Qualified Financing, then at each Investor’s option, either (i) such Investor shall receive a cash repayment equal to the outstanding principal and unpaid accrued interest, plus an additional payment equal to 50% of the principal amount of such Investor’s Note, or (ii) such Investor’s Note shall be converted into shares of common stock at a conversion price equal to the quotient resulting from dividing $5,000,000 by the number of outstanding

shares of common stock of the Company immediately prior to the acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Name of Entity: Weaver H Gaines

Relationship to Company: Director

Nature / amount of interest in the transaction: $50,000.00

Material Terms: 2021 Convertible Note: Conversion at Qualified Financing: In the event the Company consummates, while the Note is outstanding, an equity financing pursuant to which it sells shares of its equity securities (“Next Round Securities”), with an aggregate sales price of not less than $3,000,000, excluding any and all indebtedness under the Notes that is converted into Next Round Securities, and with the principal purpose of raising capital (a “Qualified Financing”), then all principal, together with all unpaid accrued interest under the Notes, shall automatically convert into shares of Next Round Securities at the lesser of (i) 80% of the cash price per share paid by the other purchasers of Next Round Securities in the Qualified Financing and (ii) the price obtained by dividing $15,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness); Conversion at Maturity: In the event that the Note remains outstanding on the Maturity Date, then the outstanding principal balance of the Investor’s Note and any unpaid accrued interest shall upon the election of the Majority Holders convert into shares of the Company’s common stock at a conversion price equal to the quotient resulting from dividing $15,000,000 by the number of outstanding shares of common stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness). Change of Control: If the Company is acquired prior to the Qualified Financing, then at each Investor’s option, either (i) such Investor shall receive a cash repayment equal to the outstanding principal and unpaid accrued interest, plus an additional payment equal to 100% of the principal amount of such Investor’s Note, or (ii) such Investor’s Note shall be converted into shares of common stock at a conversion price equal to the quotient resulting from dividing $15,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Name of Entity: Weaver H Gaines

Relationship to Company: Director

Nature / amount of interest in the transaction: $170,000 demand promissory notes (which may be increased on the same terms during this offering if necessary to pay certain outstanding accounts payable).

Material Terms: 8% simple interest: The notes are payable upon written demand or at the election of the Holder upon receipt by the Company of a financing in the aggregate amount of $500,000.

Name of Entity: Neil Euliano

Relationship to Company: Officer

Nature / amount of interest in the transaction: $50,000 2019 A Convertible Note

Material Terms: 8% interest. Automatic conversion into the securities received upon a Qualified Financing of at least $2 million at a 30% discount; optional conversion (at the election of the Majority Holders) upon an equity financing of less than $2 million into the securities received upon such financing at a 30% discount, optional conversion (at the election of the Majority Holders) at Maturity Date into a new series of preferred stock at a conversion price equal to the quotient resulting from dividing $5 million by the number of fully-diluted outstanding shares of common stock of the Company as of the Maturity Date; if the Company consummates a change of control prior to the Qualified Financing, then at each Investor's option, either (i) such Investor shall receive a cash repayment equal to the outstanding principal and unpaid accrued interest, plus an additional payment equal to 50% of the principal amount of such Investor's Note, or (ii) such Investor's Note shall be converted into shares of common stock at a conversion price equal to the quotient resulting from dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness). Notes were funded through technical services in kind.

Name of Entity: Convergent Engineering

Names of 20% owners: Neil Euliano

Relationship to Company: Convergent is a subcontractor under an awarded SBIR grant.

Nature / amount of interest in the transaction: $64,981.83

Material Terms: Convergent was issued a subcontract to carry out software development and hardware development of the Phoenix CR-100, pursuant to the budget submitted to the NIH.

## OUR SECURITIES

The company has authorized Common Stock, Series 2019A, Series 2021 Bridge Convertible Promissory Notes, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 160,900 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,268,672 outstanding.

Voting Rights

One vote per share. Please see voting rights applicable to securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 341,323 of shares to be issued pursuant to stock options issued.

Series 2019A

The security will convert into Class of securities issued in a qualified transaction (equity securities with total proceeds of not less than $2,000,000), or optional conversion at election of majority holders if preferred stock is sold in a transaction, not constituting a qualified financing into such preferred stock, or if still outstanding at the maturity date, upon the election of majority holders, into shares of a newly created series of the company's preferred stock . and the terms of the Series 2019A are outlined below:

Amount outstanding: $514,900.00

Maturity Date: May 31, 2022

Interest Rate: 8.0%

Discount Rate: 30.0%

Valuation Cap: $0.00

Conversion Trigger: Qualified Financing or other events (see type of security above)

Material Rights

Upon a change of control, the Company shall repay the Holder in cash an amount equal to the outstanding principal (and accrued interest) plus a repayment premium equal to 50% of the outstanding principal amount, provided, however, that upon election of the Holder, the outstanding principal and accrued interest shall be converted into shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing $5M by the number of outstanding shares of Common Stock on a fully-diluted basis.

Series 2021 Bridge Convertible Promissory Notes

The security will convert into Equity securities issued in connection with a qualified financing, or at the election of the majority holders, common stock in the case of a maturity date conversion. and the terms of the Series 2021 Bridge Convertible Promissory Notes are outlined below:

Amount outstanding: $350,000.00

Maturity Date: December 16, 2022

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: A Qualified Financing (not less than $3M), or Maturity Date election by the Majority Holders

Material Rights

Upon a change of control, a Holder may elect to receive the outstanding principal amount of the Note plus acrued interest plus a repayment premium equal to 100% of the outstanding principal amount, or, at the election of a Holder, conversion into shares of the Company's Common Stock at a conversion price equial to the quotient resulting from dividing $15,000,000 by the number of fully-diluted outstanding Common Stock.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

Unless otherwise designated in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question.

Material Rights

There are no material rights associated with Preferred Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device or mental health industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,069,998.30 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds (see 'Use of Proceeds') described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Phoenix earbud or that the product may

never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product as the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Phoenix earbud. Delays or cost overruns in the development of our Phoenix earbud and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Evren was formed on December 12, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. We have incurred a net loss and have had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has an exclusive world-wide license to an issued patent and owns one PCT patent application 18 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a

competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product are subject to change, and if they do, then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a company reliant on information technology and telephone networks and systems, including the internet, we may be vulnerable to damage, disruptions, or shutdowns due to computer

viruses, attacks by hackers, failures during the process of upgrading or replacing software, or other catastrophic events. Any disruptions of services or cyber-attacks on our technology infrastructure could harm our reputation and materially negatively impact our financial condition and business.

We will be required to obtain additional funds in the future, and these funds may not be available on acceptable terms or at all, which could impair our ability to continue as a going concern.

Our operations have consumed substantial amounts of cash since inception, and we anticipate this continuing for at least the next 12 months as we continue seeking to invest in our business. We believe that our growth will depend, in part, on our ability to fund our commercial efforts for our Phoenix therapy for PTSD, and to opportunistically pursue research and development activities for additional indications. Our existing resources will not allow us to conduct all of the activities that we believe could be beneficial for our future growth. As a result, we may need to seek additional funds in the future or curtail or forgo some or all of such activities. If we seek to and are unable to raise funds on favorable terms, or at all, we may not be able to support our commercialization efforts or increase our research and development activities and the growth of our business may be negatively impacted. As a result, we may be unable to compete effectively. Our existing capital resources and cash flow will not fund the operating expenses and capital expenditure requirements of our current operating plan for 12 months, and we could exhaust or significantly diminish our available capital resources sooner than we expect. Changes, including those relating to the payer and competitive landscape, our commercialization strategy, our development activities and regulatory matters, may occur beyond our control that would cause us to consume our available capital more quickly. Our future capital requirements will depend on many factors, including: (1) the outcome, timing of, and costs involved with negotiating, obtaining, maintaining and enhancing payer coverage; (2) the outcome, timing of, and costs involved with our plan to use a direct-to-consumer cash-pay business channel; (3) the costs of commercialization activities including sales, marketing, manufacturing, and distribution; (4) the degree and rate of payer, physician, patient, and market acceptance of our Phoenix therapy; (5) the outcome, timing of, and costs involved in, seeking and obtaining clearances or approvals from the FDA and other regulatory authorities, including the potential for the FDA and other regulatory authorities to require that we perform more studies, clinical trials, or tests on our Phoenix therapy than we currently expect; (6) the research and development activities we may undertake in order to expand our indications and enhancements to our Phoenix therapy; (7) the need for us and third parties, including payers and service providers, to potentially need to implement new or revised policies, infrastructure and internal systems; (8) the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; (9) our ability to hire additional personnel to support our operations; the emergence and acceptance of competing therapies or other adverse market developments.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company is currently finalizing the end of employment with its former Chief Executive Officer.

The Company recently transitioned CEOs and is currently in the midst of negotiating the terms, if any, of exit of the former CEO. The Company has a Directors & Officers insurance policy in place. This matter is ongoing and a resolution has not yet been met regarding severance and other matters.

To finance our activities, we may seek funds through borrowings or through additional rounds of financing, including public equity or debt offerings and collaborative arrangements with corporate partners.

We may be unable to raise funds on favorable terms, if at all. We do not currently have any agreements or understandings with respect to any potential financing. Our stock price, market capitalization trading volume, and other macro-economic factors may affect our ability to raise funds and the terms on which we will be able to raise funds. Our failure to obtain additional necessary financing could impair our ability to conduct our operations, and any such failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies.

In addition, our management report for our 2020 financial statements contains a statement concerning our ability to continue as a “going concern.”

Our lack of sufficient liquidity could make it more difficult for us to secure additional financing terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we may obtain and our stock price generally. Our continuation as a “going concern” is dependent upon, among other things, our ability to generate or increase revenue, reduce operating expenses, and obtain additional funding through the sale of equity and or debt securities, debt financing, a strategic transaction or otherwise. However, there are significant risks and uncertainties as to our ability to achieve these goals or obtain required funding on commercially reasonable terms or at all, including as a result of the adverse impact on our business from the COVID-19 pandemic. Due to these risks and uncertainties, we may need to reduce our activities significantly more than our current operating plan and cash flow projections assume in order to fund operations for at least the next 12 months. There can be no assurance that we will have sufficient cash flow and liquidity to fund our planned activities, which could force us to significantly reduce or curtail our activities and ultimately, potentially cease operations.

The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders.

If we borrow additional funds or issue debt securities, lenders or security holders could have rights superior to holders of our common stock and such indebtedness could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, therapeutic candidates, or products that we otherwise would not relinquish. If we do not obtain additional resources, our ability to capitalize on business opportunities will be limited, we may be unable to compete effectively, and the growth of our business will be harmed.

Additional efforts to raise capital could lead to dilution.

The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. Issuing more equity may require bringing on additional investors. Securing

these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we borrow funds or issue debt securities, lenders or security holders could have rights superior to holders of our Common Stock and such indebtedness could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, therapeutic candidates, or products that we otherwise would not relinquish. If we do not obtain additional resources, our ability to capitalize on business opportunities will be limited, we may be unable to compete effectively, and the growth of our business will be harmed.

Our plans to launch in the direct-to-consumer self-pay channel may be unable to generate significant revenues.

The direct-to-consumer cash-pay business channel will require significant investment in and expansion of our sales and marketing capabilities. If we are unsuccessful in executing our commercialization efforts in this business channel and do not achieve the sales levels that we expect, we may be unable to recover these investments or generate sufficient revenues.

This Offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this Offering, we may request that StartEngine instruct the escrow agent to disburse funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. It is not uncommon for material changes to be made to the Offering terms or to our business, plans, or prospects, sometimes on short notice. When changes happen during the course of an Offering, we must file an amendment to the Offering Circular (Form C) with the SEC, and investors whose subscriptions have not yet been accepted will be able to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We rely upon third-party, single-source, and in certain cases sole-source, suppliers for many of the components and materials used in our products and for critical manufacturing and packaging services, making us vulnerable to supply shortages and problems and price fluctuations, which could harm our business.

A number of the critical components used in our products are supplied to us from single-source, or in certain cases sole-source, suppliers. Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our ability to supply the Phoenix or CR-100 commercially depends on our ability to obtain a supply of these components that have been manufactured in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We have not entered into manufacturing, supply, or quality agreements with our single-source and sole-source suppliers, some of which supply components critical to our products. Although we believe that long-term agreements with our suppliers are not necessary as all the components in our products are either high-volume, non-custom commodity

components or are readily available from multiple vendors, there can be no assurance that our single-source or sole-source suppliers will be able to meet our demand for their products and services, either because of the informal nature of our arrangements with those suppliers, our limited experience with those suppliers, supply chain problems resulting from the pandemic, or due to our relative importance as a customer to those suppliers. Establishing additional or replacement suppliers for the components or processes used in our products, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the single-source or sole-source components and materials used in our products, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to operate. If our third-party suppliers fail to deliver the required commercial quantities of materials, or the level of services we require, on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality and on a timely basis, the continued commercialization of the Phoenix and the CR-100 would be impeded, delayed, limited, or prevented, which could harm our business, results of operations, financial condition, and prospects.

If we are unable to enroll patients in our clinical trials, our research and development efforts could be adversely affected.

Identifying and qualifying patients to participate in clinical trials for our research too, the CR-100 or for our Phoenix therapy for PTSD in additional areas of indications is critical to our success. Successful and timely completion of clinical trials will require that we enroll a sufficient number of patients who remain in the study until its conclusion. If we are unable to enroll a sufficient number of patients in our clinical trials, our timelines for recruiting patients, conducting clinical trials, and obtaining regulatory clearance or approval of our CR-100 and our Phoenix therapy for PTSD or in additional areas of indication may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology, or termination of clinical trials altogether. We cannot predict how successful we will be at enrolling patients in future clinical trials.

Clinical trials may be delayed, suspended, or terminated for many reasons, which will increase our expenses and delay the time it takes to develop and expand our Phoenix therapy in additional treatment indications.

We may experience delays in our planned clinical trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time, or be completed on schedule, if at all. We could also encounter delays if a clinical trial is suspended, terminated, or paused by us, by the IRBs or ethics committees of the institutions at which such trials are being conducted, by the data safety monitoring board for such trial, or by the FDA or other regulatory authorities. In addition, we may encounter delays if the FDA, or other regulators, conclude that our financial relationships with investigators results in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash compensation and/or stock options in connection with such

services. If these relationships and any related compensation to or ownership interest by the clinical investigator carrying out the study result in perceived or actual conflicts of interest, or if the FDA or other regulators conclude that the financial relationship may have affected interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent us from commercializing our products currently in development. We do not know whether any of our future preclinical studies or clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Any delays in completing clinical trials will increase our costs, slow down our product development and approval process, and jeopardize our ability to commence sales and generate associated revenue. Any of these occurrences may significantly harm our business, financial condition, and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial, suspension, or revocation of expanded regulatory clearance or approval of our products. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

We have a license agreement with the University of Florida Research Foundation. A material default under the license could result in termination of the agreement.

We are party to a licensing agreement with the University of Florida Research Foundation ("UFRF") pursuant to which UFRF has granted us an exclusive world-wide, all fields license to an issued patent related to our Phoenix earbud and other potential products. This patent is important to our core products and technology. Under the terms of our license, UFRF has the right to terminate if we materially breach obligations under the license. If our arrangement with UFRF were to end, we would no longer be able to use the intellectual property covered by the patent, which could significantly affect our business. Pursuant to the license (and amendment thereto filed as Exhibits 6.8 and 6.14), we must have a run rate of $1,000,000 in commercial sales by July 1, 2023. If we fail to meet this deadline UFRF would have the right to give us a notice of default, and could ultimately terminate the license, subject to our right to request an extension. While UFRF must consider a request for extension in good faith, there is no assurance that they will grant it, or that they will grant it only with unacceptable conditions. There is no assurance that we will achieve the requisite commercial sales within this timeframe. If we are unsuccessful in doing so, we would be in default, and would be exposed to the risk of UFRF's terminating the agreement. Such a result would materially impact our ability to operate as a going concern.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results.

We will rely on information technology and telephone networks and systems, including the internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including eventually sales, billing, customer service, marketing, procurement and supply chain, manufacturing, and distribution. Our information technology systems and the information technology systems of third parties, may be susceptible to damage, disruptions, or shutdowns due to computer viruses, attacks by computer hackers,

failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Despite the precautionary measures we and third parties have taken to prevent breakdowns in information technology and telephone systems, if these systems are breached or suffer severe damage, disruption, or shutdown and we are unable to effectively resolve the issues in a timely manner, our business and operating results may suffer, and we may be subject to related lawsuits.

We are subject to substantial governmental regulation relating to the manufacturing, labeling, and marketing of our products, and will continue to be for the lifetime of our Company.

The FDA and other government authorities regulate the manufacturing, labeling, and marketing of our products. The process of obtaining regulatory approvals to market a medical device can be expensive and lengthy, and applications may take a long time to be approved, if they are approved at all. Our compliance with the quality system, medical device reporting regulations, and other laws and regulations applicable to the manufacturing of products within our facilities and those contracted by third parties is subject to periodic inspections by the FDA and other authorities. Complying with regulations, and, if necessary, remedial actions can be expensive. Failure to comply with applicable regulatory requirements may subject us to a range of sanctions, including substantial fines, warning letters that require corrective action, product seizures, recalls, halting product manufacturing, revocation of approvals, exclusion from future participation in government healthcare programs, substantial fines, and criminal prosecution.

We are subject to federal and state healthcare regulations and laws relating to anti-bribery and anti-corruption, and non-compliance with such laws could lead to significant penalties.

State and Federal anti-bribery laws, healthcare fraud, and abuse laws dictate how we conduct the relationships that we and others that may market our products have with healthcare professionals, such as therapists, physicians, group practices, and hospitals. We also must comply with a variety of other laws that protect the privacy of individually identifiable healthcare information. These laws and regulations are broad in scope and are subject to evolving interpretation, and we could be required to incur substantial costs to monitor compliance or to alter our practices if we are found not to be in compliance. In addition, violations of these laws may be punishable by criminal or civil sanctions, including substantial fines, imprisonment of current or former employees, and exclusion from participation in governmental healthcare programs.

We have not yet obtained clearance of our products by the U. S. Food and Drug Administration which is critical to our business plan.

In order to sell our products, we must obtain market clearance from the FDA under the De Novo regulations of the Federal Food, Drug, and Cosmetic Act. If we are unable to obtain De Novo classification or other market authorization, we will not be able to sell our products, and it is unlikely that we will be able to continue to operate as a going concern. In addition, the FDA is likely to request clinical data with our regulatory submission, and there is no assurance that the clinical data developed will be sufficient to support our regulatory application. In addition, our development timeline is currently dependent on the amount of funds we raise in this Offering. Depending on the amount of proceeds we receive in this Offering, it could take a significant amount of time for us to obtain De Novo classification or other market authorization, and we will be required to raise additional capital from outside sources.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

**Evren Technologies, Inc**

By /s/ Weaver Gaines

Name: Evren Technologies

Title: Chairman & CEO

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# EVREN TECHNOLOGIES, INC.

## FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2021 AND 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Evren Technologies, Inc.
Gainesville, Florida

We have reviewed the accompanying financial statements of Evren Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 25, 2022
Los Angeles, California

**EVREN TECHNOLOGIES INC.**
**BALANCE SHEETS**
**(UNAUDITED)**

| **As of December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 64,269 | $ | 13,388 |
| Prepaids and other current assets | | 46,746 | | 45,314 |
| **Total current assets** | | **111,015** | | **58,703** |
| | | | | |
| Intangible assets | | 95,982 | | 59,805 |
| Accumulated amortization | | (4,290) | | (1,634) |
| **Total assets** | **$** | **202,707** | **$** | **116,875** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | | | |
| Current Liabilities: | | | | |
| Convertible notes | $ | 864,900 | $ | 514,900 |
| Derivative liability on convertible notes | | (428,685) | | - |
| Accured interest payable | | 119,368 | | 54,997 |
| Accounts payable | | 75,987 | | 41,732 |
| Current portion of long-term debt | | - | | - |
| Notes payable | | 140,000 | | 90,000 |
| Accrued expenses | | 3,271 | | 15,415 |
| **Total current liabilities** | | **774,841** | | **717,044** |
| | | | | |
| Long-term bank debt | | 150,000 | | 150,000 |
| Accrued interest payable | | 8,861 | | 478 |
| **Total liabilities** | | **933,702** | | **867,522** |
| | | | | |
| **STOCKHOLDERS' DEFICIT** | | | | |
| Common stock | | 19,573 | | 19,573 |
| Treasury stock | | (300) | | (300) |
| Additional paid-in capital | | 4,696 | | - |
| Shareholder receivable | | - | | - |
| Accumulated deficit | | (754,964) | | (769,920) |
| | | | | |
| **Total stockholders' deficit** | | **(730,995)** | | **(750,647)** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **202,707** | **$** | **116,875** |

*See accompanying notes to financial statements.*

EVREN TECHNOLOGIES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ - | $ - |
| Cost of goods sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses: | | |
| Selling, general and administrative | 189,444 | 91,722 |
| Research and development | 454,351 | 343,801 |
| Total operating expenses | 643,795 | 435,522 |
| | | |
| Operating (loss) | (643,795) | (435,522) |
| | | |
| Other Income (expense): | | |
| Interest expense | (191,349) | (42,643) |
| Other Income | 297,322 | 59,549 |
| Change in fair value of derivative liabilities | 552,778 | - |
| Total other expense - net | 658,751 | 16,906 |
| Income (loss) before provision for income taxes | 14,956 | (418,616) |
| Provision (benefit) for income taxes | - | - |
| | | |
| **Net income (loss)** | **$ 14,956** | **$ (418,616)** |

# EVREN TECHNOLOGIES INC.
# STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
# (UNAUDITED)

**For Fiscal Year Ended December 31, 2020 and 2019**

| (in , $US) | Common Stock Shares | Common Stock Amount | Treasury Stock Shares | Treasury Stock Amount | Shareholder Receivable | Additional Paid-in Capital | Accumulated Deficit | Total Shareholder Deficit |
|---|---|---|---|---|---|---|---|---|
| **Balance—December 31, 2019** | 1,760,001 | **$ 17,600** | (100,000) | **$ (1,000)** | **$ (804)** | | **$ (351,304)** | **$ (335,508)** |
| Issuance of Stock | 30,000 | $ 300 | | | | | | **300** |
| Common Stock awarded to employees | 167,348 | $ 1,673 | | | | | | **1,673** |
| Sale of common stock | | | 223,302 | **$ 2,233** | | | | **2,233** |
| Shareholder receivable | | | | | $ 804 | | | **804** |
| Purchase common stock | | | (153,302) | $ (1,533) | | | | **(1,533)** |
| Net loss | | | | | | | (418,616) | **(418,616)** |
| **Balance—December 31, 2020** | **1,957,349** | **19,573** | **(30,000)** | **(300)** | - | | **(769,920)** | **(750,647)** |
| Stock compensation expense | | | | | | $ 4,696 | | **4,696** |
| Net income | | | | | | | 14,956 | **14,956** |
| **Balance—December 31, 2021** | **1,957,349** | **$ 19,573** | **(30,000)** | **(300)** | **$ -** | **$ 4,696** | **$ (754,964)** | **$ (730,995)** |

**EVREN TECHNOLOGIES INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income (loss) | $ 14,956 | $ (418,616) |
| *Adjustments to reconcile net income to net cash provided by (used in) operating activities:* | | |
| Amortization of intangibles | 2,656 | 1,634 |
| Shared-based compensation | 4,696 | 1,673 |
| Change in fair value of derivative liabilities | (552,778) | |
| Accretion of discount of convertible debt | 124,093 | |
| Non-cash interest | 72,755 | 44,508 |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses and other current assets | (1,432) | 121,024 |
| Accounts payable | 22,111 | (13,618) |
| **Net cash provided by (used in) operating activities** | **(312,943)** | **(263,396)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES:** | | |
| Purchases of intangible assets | (36,177) | (47,181) |
| **Net cash provided by (used in) investing activities** | **(36,177)** | **(47,181)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES:** | | |
| Issuance of stock | - | 300 |
| Proceeds from long-term debt | - | 150,000 |
| Proceeds from convertible note issuances | 300,000 | |
| Proceeds from sale of treasury stock | - | 2,233 |
| Payments for purchase of treasury stock | - | (1,533) |
| Proceeds from notes payable from related party | 100,000 | 90,000 |
| Proceeds from shareholder receivable | - | 804 |
| **Net cash provided by (used in) financing activities** | **400,000** | **241,804** |
| | | |
| Change in cash | 50,880 | (68,773) |
| Cash—beginning of year | 13,388 | 82,161 |
| **Cash—end of year** | **$ 64,268** | **$ 13,388** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ 1,302 | $ 1,168 |
| Cash paid during the year for income taxes | $ - | $ - |

*See accompanying notes to financial statements.*

## 1. Basis of Presentation

The accompanying financial statements include the accounts of Evren Technologies Inc. (the "Company" or "Evren") as of December 31, 2021, and December 31, 2020, and for the two years ended December 31, 2021. The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

## 2. Organization and Business

Founded on December 12, 2018 ("Inception") with technology developed by the Company's scientific co-founders, Evren is a clinical stage medical device company developing a closed-loop transcutaneous auricular vagal nerve stimulation (taVNS) device to treat Post-traumatic Stress Disorder (PTSD) and other neuropsychological conditions. The Company's lead products under development include a PTSD smartphone symptom tracker, a clinician portal, and the Phoenix®, discrete, wearable, earbud designed to stimulate the auricular branch of the vagus nerve while adjusting the stimulation based on biological signals.

The Company believes that its products will provide a clinically proven, effective, safe, non-pharmacological solution to the treatment of PTSD.

## 3. Significant Risks and Uncertainties

### *Liquidity and Going Concern*

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has generated net losses of $754,964 during the period from December 12, 2018 *(inception)* to December 31, 2021, and, as of December 31, 2021, has a shareholders' deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to meet its obligations, obtain additional financing and ultimately to attain profitability. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding, failing to obtain de Novo classification from the FDA and failing to achieve commercialization of the Phoenix. The Company has generated no product revenue to date, and its activities have consisted primarily of research and development, clinical studies, seeking FDA De Novo classification and Breakthrough Device Designation, exploring strategic alternatives for further development and commercialization of the Phoenix and other products, and raising capital.

The business plan of the Company is to develop a commercial application of the intellectual property licensed from the University of Florida Research Foundation ("UFRF") and/or owned by the Company (see Notes 3 and 5), which are being used to develop the Phoenix®, a wearable, closed-loop transcutaneous auricular vagal nerve stimulation device. The Company intends to manufacture and market the Phoenix upon

U.S. Food and Drug Administration's granting of De Novo classification and/or seek third party entities interested in licensing the rights to manufacture and market the Phoenix.
The Phoenix system will include a smart phone symptom tracker app for PTSD patients and a clinician's portal for clinicians to monitor progress of their PTSD patients utilizing the symptom tracker and the Phoenix. The Phoenix pipeline includes the CR-100, a product for use by researchers and the P-51, the first generation of the Phoenix.

As the Company currently has not yet commenced revenue-producing activities, the Company has historically funded operations through the sale of equity securities, the issuance of convertible notes payable (see Note 7 – Convertible Notes), and NIH-funded grants. The Company intends to finance its current and future research and development, commercialization, and working capital needs from existing cash, new sources of debt and equity financing, NIH and/or Department of Defense grants, and potential new licensing and commercial partnership agreements.

Management estimates that the current cash resources will be sufficient to continue current operations through 2022. However, there can be no assurances that additional funding will be available on terms acceptable to us, or at all. If the Company is delayed in or unable to obtain additional funding, it may have to delay research and development activities, reduce headcount, slow or discontinue operations. Additional convertible debt and equity financing may result in dilution to our current shareholders. The Company's ability to continue as a going concern is dependent upon its ability to continue to implement its business plan.

### *COVID 19 Risks and Concerns*

The Company monitors the potential impact of the COVID-19 pandemic on all aspects of the business, including the ability to raise funds, commence the clinical trials and attract new employees, among others. While the Company did not experience operating disruptions other than certain supply chain shortages of component parts and some personnel illnesses during the year ended December 31, 2021, it is impossible to predict the impact COVID-19 may have on future operations and cash flows due to numerous uncertainties. Depending on the duration and severity of the COVID-19 pandemic and the new or other variants, the continuing effect on Company results and outlook over the long term remains uncertain.

## 4. Summary of Significant Accounting Policies

### *Cash and Cash Equivalents*

Cash and cash equivalents include all highly liquid investments with original maturity of three months or less at the date of acquisition in the accompanying financial statements. The Company has not experienced losses related to these balances and has no restricted cash balances as of December 31, 2021, or December 31, 2020.

### *Derivative Instruments*

The Company analyzes all financial instruments with features under Accounting Standards Codification ("ASC") 480, "Distinguishing Liabilities from Equity" and ASC 815, "Derivatives and Hedging." The Company also reviews debt agreements for embedded features. If these features are not clearly and closely related to the debt host, they meet the definition of a derivative and require bifurcation from the host. All derivative

instruments are recorded on the balance sheet at their respective fair values. The Company will adjust the carrying value of the derivative liability to fair value at each subsequent report date. The changes in the value of the derivatives are recorded in the statement of operations in the period in which they occur.

The Company issued certain convertible notes in 2019 and 2021 which contained call options. These embedded call options are not considered clearly and closely related to the debt host and result in embedded derivatives that must be bifurcated and accounted for separately from the debt host. Accordingly, the Company has recorded these as a derivative liability.

Derivative liabilities are initially recorded at fair value. Changes in fair value are recognized as gains or losses in the statement of operations each period during the term of the instrument. (See Note 9 – Derivative Liability.)

### *Fair Value Measurements*

The Company records assets and liabilities at fair value, defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). The guidance requires the fair value measurement to maximize the use of "observable inputs". The three-level hierarchy of inputs to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities
Level 2 -Quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 Inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company's derivative liabilities are classified using level 3 inputs (See Note 9 – Derivative Liability.)

### *Research and Development ("R&D") Costs*

R&D costs are expensed as incurred and include, but are not limited to, labor, research, development, clinical, quality, and regulatory costs and were $454,351 and $343,801 for the years ended December 31, 2021, and 2020, respectively.

### *Selling, General and Administrative ("SG&A") Costs*

G&A costs consist primarily of non-R&D salaries, legal, financing, travel, and other general and administrative expenses and were $189,444 and $91,722 for the years ended December 31, 2021, and 2020, respectively. Sales activities have not yet begun.

### *Prepaid Expenses*

Prepaid expenses on the balance sheet consist of prepaid insurance premiums, legal
retainers and advance payments in the form of a convertible promissory note for development services to be received in the future (See Note 7 – Convertible Notes Payable) and are expensed over time as they are amortized.

### *Property and Equipment*

Property and equipment with a purchase price over $5,000 are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment uses the straight-line method over the estimated

useful lives of the various assets, ranging from three to seven years. There were no capital purchases in the years ended December 31, 2021, or December 31, 2020.

### *Intangible Assets*

Intangible assets are recorded at cost and include the cost to obtain and support patents and patent application costs, licenses, and trademarks. Intangible assets are amortized on a straight-line basis over the estimated useful lives. Trademarks are indefinite-lived intangible assets.
The Company incurred amortization expense on intangible assets of $2,656 and $1,633 for the years ended December 31, 2021, or December 31, 2020, respectively. Estimated aggregate future amortization expenses for intangible assets for each of the next five years and thereafter are as follows:

| **Years Ending December 31,** | | |
|---|---|---|
| 2022 | $ | 1,226 |
| 2023 | | 1,226 |
| 2024 | | 1,226 |
| 2025 | | 1,226 |
| 2026 | | 1,226 |
| Thereafter | $ | 14,096 |

### *Impairment of Long-Lived Assets*

The Company reviews its long-lived assets, if any, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may be less than booked or not recoverable at all. There have been no impairment losses during the years ended December 31, 2021, or 2020.

### *Income from Grants*

The Company follows the guidance in IAS 20 to account for income from grants. The Company has received funding from the U.S. government in support of research via a Small Business Innovative Research (SBIR) program grant during 2021. In addition, the Company received forgiveness of a PPP loan. These grants have been included in other income on the statement of operations.

### *Stock-Based Compensation*

We account for stock-based compensation in accordance with ASC
Topic 718, Compensation – Stock Compensation. ASC 718 requires all stock-based payments including grants of stock options and restricted stock and modifications to existing stock options to be recognized in the statements of operations based on their fair value. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Expected volatilities are based on historical volatility of peer companies and other factors estimated over the expected term of the stock options. The expected term of options granted is derived using the "simplified method" which computes expected term as the average of the sum of the vesting term plus the contract term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the period of the expected term.

## *Leases*

The Company leases office and research space. Leases with an initial term of twelve months or less are not recorded on the balance sheet, but the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

## *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant judgement is applied to the process. Actual results could differ materially from those estimates.

## *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized with regards to net deferred tax assets if such assets are not more likely than not to be recoverable. The Company booked no deferred tax assets or liabilities in the years ended December 31, 2021, or December 31, 2020.

Management has determined the Company had no uncertain income tax positions that could have a significant effect on the financial statements as of December 31, 2021, or December 31, 2020. The Company's federal income tax returns since the Company's inception are subject to examination by the Internal Revenue Service, generally for three years after the federal income tax returns were filed.

## *Gain (Loss) Per Share*

Basic net gain (loss) per share is calculated by dividing net loss by the weighted average number of Common Shares outstanding during the period. Diluted net gain (loss) per share is calculated by dividing net gain (loss) by the weighted average number of Common Shares outstanding during including any dilutive effect from outstanding stock options or other equity-based awards. Potential dilutive Common Share equivalents consist of the incremental Common Shares issuable upon the exercise of vested share options and the incremental shares issuable upon conversion of the convertible notes. Potential dilutive Common Share equivalents consist of Common Stock options and restricted stock units (RSU's). For the years ended December 31, 2021, and December 31, 2020, basic and diluted net gain (loss) per share is the same.

## *Recent Accounting Pronouncements*

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments*. ASU 2016-13 requires an entity to measure and recognize expected credit losses for certain financial instruments, including trade receivables, as an allowance that reflects the entity's current estimate of credit losses expected to be incurred. For available-for-sale debt securities with unrealized losses, the

standard requires allowances to be recorded through net income instead of directly reducing the amortized cost of the investment under the current other-than-temporary impairment model. For smaller reporting companies, the standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Company does not expect the adoption of ASU 2016-13 to have a material impact on the Company's financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) ("ASU 2019-12"), simplifying the Accounting for Income Taxes. This amendment simplifies the accounting for income taxes by removing certain exceptions to the general principles and improves consistent application and simplifies accordance with accounting principles generally accepted in the United States for other areas of Topic 740 by clarifying and amending existing guidance. This update is effective for annual and interim reporting periods beginning after December 15, 2020.

Early adoption is permitted but requires simultaneous adoption of all provisions of ASU 2019-12. The Company does not expect the adoption of ASU 2019-12 to have a material impact on the Company's financial statements.

On January 1, 2020, the Company adopted ASU 2018-13, Fair Value Measurements (Topic 820) Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 changes the fair value measurement disclosure requirements of ASC 820, "Fair Value Measurement" by adding, eliminating, and modifying certain disclosure requirements. The adoption of ASU 2018-13 did not have a material impact on the Company's financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance also requires the if-converted method to be applied for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires using either a modified retrospective or a full retrospective approach. The Company is currently evaluating what, if any, impact, the adoption of ASU 2020-06 may have on the Company's financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. ASU 2021-04 provides clarification and reduces diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options (such as warrants) that remain equity classified after modification or exchange. An issuer measures the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange. ASU

2021-04 introduces a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have a material impact on the Company's financial statements or disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission (the "SEC") are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

## 5. License Agreements

*University of Florida Research Foundation ("UFRF")* - On January 23, 2020, the Company entered into ("License") with the University of Florida Research Foundation, Inc. ("UFRF") to US patent 10,426,956 B 2 "System and Method for Monitoring and Controlling Nervous System Behavior Using Autonomic Features," filed December 14, 2015 ("Patent"). Under the License, the Company acquired exclusive worldwide rights, title, and interest in the Patent from UFRF in exchange for royalties and an exit fee equal to 1.0% of either the aggregate consideration for a liquidation event or the pre-money valuation for an initial public offering. In addition, the License required payment of $20,607 by June 1, 2020, as reimbursement for all expenses associated with preparation, filing, prosecution, issuance, maintenance, defense, and reporting of the licensed prior to the effective date of the license agreement. The License was amended twice during 2020, primarily to extend the time to meet certain milestones and to lengthen the time to pay the balance of the $20,607. The license was amended once in 2021, primarily to extend the time to meet certain milestones. The remaining balance of $12,607 was paid in May 2021.

The Patent supports the technology underlying development of the Phoenix and any related products making use of Patent claims. The effective term of the License is through the term of the Patent and may be terminated by the Company with sixty-days written notice. Additionally, in case of default, UFRF may terminate the License upon written notice. The License contains the following key elements:

- Royalty fees of 1.5% of net sales of licensed products and processes.
- Allowed and unrestricted sublicensing any covered product or processes. Sublicenses in good standing survive the termination of the License and require the Company to pay an amount equal (e.g., 1.5%) of what the Company would have required to pay if the sublicensed product or process had been sold directly. If the Company receives any consideration for a sublicense, then it must pay UFRF 20% of such consideration
- The Company reimburses UFRF for certain legal expenses related to patent prosecution and defense of the covered technologies.

- Minimum royalties of $2,000, $4,000, and $6,000 are due during the first, second, and third commercial year.

Other than minimum payments due, there were no additional royalty payments made during the years ended December 31, 2021, or December 31, 2020.

## 6. Property and Equipment

The Company has no capitalized property or equipment for the years ended December 31, 2021, and December 31, 2020.

## 7. Convertible Notes Payable

In 2019, the Company received proceeds of $415,000 in exchange for convertible promissory notes payable. The notes bear interest at 8% per annum and were scheduled to mature on various dates from July through December of 2020, each maturity date being twelve months following issuance of each note, individually, subject to extension.

In July of 2019 the Company issued a convertible note for principal amount of $15,000 in exchange for services to be rendered by a software service provider. In February of 2020, the Company issued a convertible note for principal amount of $99,900 in exchange for services to be rendered by a product development service provider. Both these notes bear interest at 8% per annum and were scheduled to mature twelve months from the issue date subject to extensions. Remaining services are included in prepaid development on the balance sheet at December 31, 2021.
During the years ended December 31, 2021, and December 31, 2020, an officer of the Company provided bridge loans in the amount of $190,000 and $90,000, respectively. During 2021, $50,000 was repaid by the Company by issuing a Convertible Note. $140,000 and $90,000 were due under the unsecured promissory notes as of December 31, 2020, and December 31, 2020, respectively. (See Note 12 – Related Party Transactions and Note 14 – Subsequent Events.)

In 2021, the company issued convertible notes for principal amount of $350,000. The notes bear an interest rate of 8% and have a maturity date of December 16, 2022.

All convertible notes include an embedded conversion option in which the holder of the note must convert the principal and unpaid interest into shares of the Company's equity securities issued by the Company in a qualified financing, at a price equal to 80% of the price per share paid by investors for such equity securities. If a qualified financing event does not occur by the note's maturity date, then the holder shall, upon the election of a majority of the then outstanding holders, convert the outstanding principal balance and any unpaid accrued interest into shares of a newly created series of the Company's preferred stock at a designated pre-money valuation.

Under GAAP, the embedded conversion option contained in the conversion price adjustment feature requires that the fair value of the conversion option be bifurcated from the proceeds received from the convertible notes and classified as a derivative instrument required to be recorded at fair value (see Note 9 – Derivative

Liability). As such, the 2019 and 2021 Series convertible notes should be recorded at a discount, which will be amortized to interest expense through the maturity date of the convertible notes payable. The Company elected to defer this accounting treatment until 2021 at which time it booked a gain on the derivative of $552,778, the majority of which occurred in 2021. The Company determined that the impact of this accounting treatment was immaterial for prior years.
On June 11, 2021, the maturity dates of convertible notes issued in 2019 were amended to May 31, 2022, and discount upon conversion was increased from 80% to 70%.

## 8. Notes Payable and Long-Term Bank Debt

On May 6, 2020, and April 12, 2021, the Company received proceeds of $51,549 and $30,740, respectively in connection with promissory notes, entered into with BBVA USA (the "Lender"), evidencing unsecured loans (the "PPP Loans") under the Small Business Administration's ("SBA") Paycheck Protection Program ("PPP") and issued as part of the CARES Act.

The PPP Loans were obtained pursuant to the guidance of the SBA to preserve jobs in the Company by providing necessary economic relief because of the negative business effects of COVID-19. The Company utilized the entire amount of the PPP Loans for qualifying expenses of payroll and rent.

The Company follows IAS 20 *Accounting for Government Grants and Disclosure of Government Assistance* (("IAS 20") to account for government grants. For consistency, the Company has also accounted for the PPP Loans under IAS 20. Accordingly, the PPP Loans were reflected in other income on the Income Statement to match associated expenses, since the Company believed it complied with all conditions attached to the grant and that there was a reasonable probability that the PPP Loans would be forgiven. The Company applied for, and subsequently received forgiveness, for the first draw of the PPP Loans during 2021. Notice of forgiveness for the second draw was received in January 2022. (See Note 14 – Subsequent Events).

On June 4, 2020, the Company received proceeds of $150,000 in connection with the SBA's Secured Economic Injury Disaster Loan ("EIDL") to be used as working capital to alleviate economic injury caused by the COVID-19 disaster in 2020. The note, secured by a continuing security interest in all tangible and intangible personal property, including after-acquired property carries a 3.75% interest rate with a thirty-year term. Installment payments of principal and interest of $731 monthly are deferred until December 4, 2022, at the earliest. (See Note 14 – Subsequent Events).

The Company received proceeds of $100,000 and $90,000 during 2021 and 2020, respectively, in connection with unsecured demand promissory notes issued to an officer in the Company to cover working capital cash flow deficits. The promissory notes bear simple interest at 8%. $50,000 of the promissory notes were cancelled in exchange for convertible notes (See Note 12 —Related Party Transactions, Note 7 – Convertible Notes Payable and Note 14 – Subsequent Events).

## 9. Derivative Liability

In connection with the issuance of convertible notes payable discussed in Note 7 – Convertible Notes Payable, the Company calculated the fair value of the embedded conversion options using the Black-Scholes option

pricing model because it embodies all the requisite assumptions (including trading volatility, estimated terms, and risk-free rates) necessary to measure the fair value of these instruments. As these derivative financial instruments are initially and subsequently carried at fair value, the Company's net income will reflect the volatility in these estimates and assumption changes. Derivative liability activity during the year ending December 31, 2020 and 2021 is as follows:

| | | |
|---|---|---|
| Balance, January 1, 2021 | $ | 0 |
| Fair value of derivative conversion options associated with 2019 convertible debt issuances | | 443,333 |
| Decrease of liability to fair value at December 31, 2020 | | 443,333 |
| Balance, December 31, 2021 | $ | - |

As of December 31, 2021, none of the convertible note holders had exercised their rights under the embedded conversion options.

## 10. Shareholders' Equity

### *Common Stock*

The Company has authorized 10 million shares of common stock at a par value of $0.01 per share. The Company issued a total of 1,957,349 shares of common stock through the years ended December 31, 2021, and December 31, 2020, respectively. During December of 2019, 100,000 unvested shares were forfeited and immediately repurchased pursuant to the terms of a subscription agreement with a former founder, at a price of $0.01 per share by the Company. In May of 2020, an additional 153,302 shares were subsequently purchased by the Company from the same former founder in a mutually agreed-upon transaction, at a price of $0.01 per share by the Company. Of the 253,302 total shares that were placed in treasury, 223,302 were subsequently sold to current shareholders leaving 30,000 shares in treasury as of December 31, 2020. These shares were still in treasury as of December 31, 2021.

### Preferred Stock

The Company has authorized one million shares of Preferred Stock. No preferred shares have been issued as of December 31, 2021.

### *Stock Options*

As of December 31, 2021, there were 800,000 shares of common stock options authorized under the 2019 Stock Incentive Plan (the "Plan"), of which options for 341,323 shares at an exercise price of $0.19 per share (except for over 10% shareholders for whom the exercise price was $0.209 per share) were issued. At December 31, 2021, there were 458,677 shares remaining available for issuance under the Plan. Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options, as determined by the Compensation Committee of the Company's board of directors, which is responsible for administering the Plan. In the case of an Incentive Stock Option, (i) granted to an employee who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant; (ii) granted to any other employee, the per share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant. In the case of a Non-statutory Stock

Option, the per share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing, options may be granted with a per share exercise price other than as required above pursuant to a merger or other corporate transaction.

A summary of the Company's stock option activity and related information is as follows:

| | Number of Awards | | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|---|
| Outstanding at December 31, 2019 | - | $ | - | - |
| Granted | - | | | |
| Execised | - | | | |
| Expired/Cancelled | - | | | - |
| Outstanding at December 31, 2020 | - | $ | - | - |
| Exercisable Options at December 31, 2020 | - | $ | - | - |
| Granted | 341,323 | $ | 0.14 | |
| Execised | - | $ | - | |
| Expired/Cancelled | - | $ | - | |
| Outstanding at December 31, 2021 | 341,323 | $ | - | 9.79 |
| Exercisable Options at December 31, 2021 | 341,323 | $ | - | 9.79 |

Stock option expense for the year ended December 31, 2021, was $4,696.

## 11. Income Taxes

The Company made no provision for income tax benefit (expense) for the years ended December 31, 2021, and 2020.

The Company has federal and state net operating loss carryforwards of approximately $850,000 as of December 31, 2021, which are available to offset payroll taxes and future taxable income, indefinitely. Under Section 382 and 383 of the Internal Revenue Code, if an ownership change occurs with respect to a "loss corporation", as defined, there are annual limitations on the amount of the net operating loss and other deductions which are available to the Company.

## 12. Related-Party Transactions

During 2021, the Company issued convertible notes for $50,000 to an officer of the Company through conversion of principal and interest of unsecured promissory notes previously issued for cash loans provided as bridge loans to the Company. In addition, a $50,000 convertible note was issued in 2019 to another officer of the Company for services to be rendered.

All convertible notes were issued on the same arms-length terms and conditions accepted by independent third-party convertible note purchasers.

During the years ended December 31, 2021, and December 31, 2020, an officer of the Company provided bridge loans in the amount of $190,000 and $90,000, respectively. During 2021, $50,000 was repaid by the

Company by issuing a Convertible Note. $140,000 and $90,000 were due under the unsecured promissory notes as of December 31, 2020, and December 31, 2020, respectively. (See Note 14 – Subsequent Events.)

## 13. Reclassification and Comparative Figures

Certain reclassifications have been made to the prior year's financial statements to enhance comparability with the current year's financial statements. As a result, certain line items have been amended in the prior year's statement of financial position, statement of profit and loss, statement of changes in equity, and statements of cash flow, statements of shareholders' equity and the related notes to the financial statements.

## 14. Subsequent Events

The Company has evaluated subsequent events through April 25, 2022, in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

### *PPP Loans*
On January 19, 2022, the Company was issued a PPP Forgiveness Notification related to its second draw of $30,740.

### *COVID-19 Economic Injury Disaster Loan (EIDL) Loan*
In March 2022, the U.S. Small Business Administration announced extended deferment periods for the EIDL program to a total of thirty months from the date of the loan. Interest continues to accrue on the loan. Accordingly, the first payment due under the EIDL loan will be in December 2022.

### *STTR Grant*
On March 28, 2022, the Company received a purchase order related to a proposal on an Army STTR Phase I grant. The purchase order is a firm fixed price of approximately $172,000 covering the period is from March until October 2022.

### *Notes Payable*
An officer of the Company provided loans in the form of demand promissory notes bearing simple interest at 8% in the amount of $40,000 through April 6, 2022.

### *Regulation C Crowdfunding Raise*
In March 2022, the Company commenced a ninety day crowdfunding campaign under Regulation CF, on the StartEngine crowdfunding platform, seeking a total of $1,070,000. After StartEngine fees and promotional expenses, the Company expects to net approximately $700,000 if the full amount is raised. The crowdfunding campaign may be extended, subject to certain Regulation CF requirements to as much as $5,000,000. As of April 25, 2022, the Company has raised over $170,000 at a price per share of $6.65.

**CERTIFICATION**

I, Weaver Gaines, Principal Executive Officer of Evren Technologies, Inc, hereby certify that the financial statements of Evren Technologies, Inc included in this Report are true and complete in all material respects.

*Weaver Gaines*

Chairman & CEO